EATON & VAN WINKLE LLP

3 Park Avenue

New York, NY 10016

Vincent J. McGill

Direct Dial: (212) 561-3604

Partner

May 14, 2015

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: Bison Petroleum, Corp.

File No. 000-54574

Form 8-K

Ladies and Gentlemen:

On behalf of our client, Bison Petroleum, Corp., a Nevada corporation (the “Company”) and formerly a shell company, we have filed a Form 8-K concerning the acquisition of Yinhang Internet Technologies Development, Inc., a Nevada corporation (“Yinhang”), pursuant to a share exchange transaction as a result of which Yinhang was the accounting acquiree.  Yinhang operates an online marketplace serving local merchants and consumers in China, through three variable interest entities (“VIEs”).

The Company is delinquent in filing its Annual Report on Form 10-K for the fiscal year ended April 30, 2014 and its Form 10-Qs for the quarterly periods ended July 31, 2014, October 31, 2014 and January 31, 2015.  The registered public accounting firm for the Company prior to the reverse acquisition has been retained to prepare and file the delinquent reports as soon as practicable, notwithstanding that the registered public accounting firm that audited the combined financial statements of the VIEs controlled by Yinhang included in the Form 8-K has become the registered public accounting firm for the Company subsequent to the reverse acquisition.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill

Vincent J. McGill